

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

Via U.S. Mail
Charles Miller
Chief Executive Officer
Bluforest, Inc.
Ave. Republica del Salvador y Shyris Edificio Onix
Piso 10-C, Quito Ecuador

> **Re: Bluforest, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Response dated May 2, 2014**
> **File No. 000-53614**

Dear Mr. Miller:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1. We note your draft disclosure provided in connection with comment 1 of our letter dated March 10, 2014 and we reissue the comment as we are unclear how your draft disclosure addresses our comment. Please provide us with draft disclosure addressing the various failures to file information statements regarding corporate actions, such as reverse splits and changes in your authorized shares, you anticipate including in Item 9A and elsewhere as appropriate.

Certain Relationships and Related Party Transactions, and Director Independence, page 31

2. We note your response to comment 2 of our letter dated March 10, 2014 and we reissue the comment. In particular, we note the surrender and cancellation of 23,000,000 of the 75,000,000 shares owned by GEIL on September 30, 2012. Please reconcile what appear to be GEIL's remaining 52,000,000 shares with your principal shareholder and related party disclosure that fails to address the entity's share ownership and transaction(s) with the company. To the extent GEIL should be addressed in either or both of these sections, please provide draft disclosure of future filings.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7

2) Purchase of Acquisition Agreement – Property One (1), page F-13

3. We have reviewed your response to our prior comment 5. Considering you have (1) not obtained industry standard certifications to validate your carbon offsets; (2) not identified a suitable market for the sale of the offsets; (3) not obtained the additional capital required to undertake your existing business plan; (4) not retained the personnel, consultants and management required to undertake your current business plan; and (5) an accumulated deficit of $277,000,000, please clarify if you determined that your properties should be tested for impairment under FASB ASC 360-10-35-21. If you determined that the properties should be tested for impairment, please provide us with a detailed discussion of your analysis, including methods and assumptions utilized.

4. We do not see where you have attached documents to verify your statement regarding the law giving landowners the right to sell carbon credits. Please clarify or provide the stated documents.

Charles Miller
Bluforest, Inc.
May 21, 2014
Page 3

Exhibits

5. We note your response to comment 8 of our letter dated March 10, 2014. We further note the 15 day extension period for filing your Form 10-K for the year ended December 31, 2013 has ended. Please tell us the date you plan to file your FYE December 31, 2013 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining